Exhibit 99.10

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services
Ontario
Ministère des Services gouvernementaux

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

NOVEMBER 3 0 NOVEMBRE, 2016

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

(17)

Ontario Corporation Number
Numéro de la société en Ontario

2458088

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

CANNTRUST HOLDINGS INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2015 03 16

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: Nombre d'administrateurs :		minimum and maximum number of directors is/are: nombres minimum et maximum d'administrateurs :	
Number Nombre		minimum minimum	maximum maximum
	or ou		

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

1. By deleting Section 8 of the Articles of Incorporation in its entirety.

2. To amend Section 9 of the Articles of Incorporation by deleting the following:

continued

07119 (2011/05)
© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011
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"(c) That the outstanding securities of the Corporation are beneficially owned, directly or indirectly, by not more than fifty persons or companies, exclusive of: (i) persons or companies that are, or at the time they last acquired securities of the Corporation were, accredited investors (as defined under applicable Ontario securities laws, as may be amended from time to time); and (ii) current or former directors, officers or employees of the Corporation or a corporation, company, syndicate, partnership, trust or unincorporated organization (each, an "Entity") affiliated (as defined under applicable Ontario securities laws, as may be amended from time to time) with the Corporation, or current or former consultants (as defined under applicable Ontario securities laws, as may be amended from time to time), who in each case beneficially own only securities of the Corporation that were issued as compensation by, or under an incentive plan of, the Corporation or an Entity affiliated with the Corporation; provided that: (A) two or more persons who are the joint registered holders of one or more securities of the Corporation shall be counted as one beneficial owner of those securities; and (B) an Entity shall be counted as one beneficial owner of the securities of the Corporation unless such Entity has been created or is being used primarily for the purpose of acquiring or holding securities of the Corporation, in which event each beneficial owner of an equity interest in the Entity or each beneficiary of the Entity, as the case may be, shall be counted as a separate beneficial owner of those securities of the Corporation."

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2016 11 30

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

CANNTRUST HOLDINGS INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature) **Eric Paul**
(Signature)

Chief Executive Officer

(Description of Office)
(Fonction)

07119 (2011/05)

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